Exhibit 2.0

OMG-FERRO PURCHASE AGREEMENT

THIS OMG-FERRO PURCHASE AGREEMENT (the "*Agreement*") is made as of August 31, 2001 by and between OM Group, Inc., a Delaware corporation ("*OMG*") and Ferro Corporation, an Ohio corporation (" *Ferro*") (each of OMG and Ferro a "*Party*" and together, the "*Parties*").

WHEREAS, pursuant to that certain Purchase Agreement dated 23/24 April 2001 (the " *OMG Purchase Agreement*") by and among OMG, dmc^2 Degussa Metals Catalysts Cerdec AG ("*dmc^2*") and Degussa AG ("*Degussa*"), dmc^2 agreed to sell to OMG, and OMG agreed to purchase, the business and operations of dmc ^{2};

WHEREAS, as part of the transactions contemplated by the OMG Purchase Agreement, Degussa, dmc ^{2} and OMG AG & Co. KG ("*OMG KG*") entered into that certain Spin-off and Acquisition Agreement dated as of 11 June 2001 (the *"OMG Spin-off Agreement*") whereby certain of the assets and liabilities of dmc ^{2} were spun-off to OMG KG with effect as of January 1, 2001;

WHEREAS, as part of the transactions contemplated by the OMG Purchase Agreement as amended and restated, OMG and designated affiliates acquired on 10 August 2001 (i) all of the interests in OMG KG, and (ii) all of the shares of the non-German subsidiaries and other associated companies of dmc ^{2} (the "Transferred Businesses") (the "OMG Closing");

WHEREAS, pursuant to that certain Heads of Agreement dated 23 April 2001 (the *"Heads of Agreement"*) by and between OMG and Ferro, the Parties have agreed that, as soon as practicable following the closing of the transactions contemplated in the OMG Purchase Agreement, OMG shall sell, transfer and assign to Ferro, and Ferro shall purchase and accept from OMG, certain of the Transferred Businesses as initially defined in the Heads of Agreement (each business being a " *Ferro Business*" and collectively *"Ferro Businesses"*), including all rights and obligations of OMG under the OMG Purchase Agreement related to the Ferro Businesses;

WHEREAS, pursuant to the Heads of Agreement, the Parties agreed on many terms of the transfer of the Ferro Businesses, and this OMG-Ferro Purchase Agreement is intended to supplement and to be read in conjunction with and, except as expressly provided herein, not to supercede the Heads of Agreement; and

WHEREAS, OMG and Ferro now wish to effect the sale, transfer and assignment of the Ferro Businesses;

NOW THEREFORE, in consideration of the agreements herein contained, the parties agree as follows:

1. *Transfer of the Ferro Businesses*.

1.1 *Transaction Entities*. Reference to "*OMG*" and "*Ferro*" (and "*Party*" or "*Parties*," as appropriate throughout this Agreement) shall include, if the context permits, the affiliates of each of OMG and Ferro actually holding or intended to hold the Ferro Businesses.

1.2 *Sale*. Subject to the provisions of this Agreement and the provisions of the Heads of Agreement, OMG hereby sells to Ferro and specifically to the Ferro affiliates designated on Annex 1.3(a) hereto, and Ferro hereby buys from OMG with effect as of the Closing Date (as defined in Section 6 below), all of OMG's actual and beneficial interests in the Ferro Businesses. The sale of the Ferro Businesses shall include all rights and obligations attached to the Ferro Businesses as intended under the Heads of Agreement.

1.3 *Transfers.*

(a) The Parties agree that the Ferro Businesses are comprised of portions of the businesses conducted by dmc[2] prior to the OMG Closing, and all or part of certain other interests held by dmc[2] prior to the OMG Closing. To effect the sale and purchase of the Ferro Businesses, OMG hereby transfers to Ferro, acting on behalf of all the Ferro buyers listed on Annex 1.3(a), as of the Closing Date all of OMG's actual and beneficial interests in the legal entities, businesses and assets set forth in columns 3 and 4 of Annex 1.3(a). The percentage of the total issued and outstanding shares or other equity interests of each company that is represented by the equity interests transferred by the OMG designee to the Ferro designee is set forth in column 4 of Annex 1.3(a).

(b) By virtue of the transfers described in Annex 1.3(a), OMG hereby indirectly transfers to Ferro its actual and beneficial equity interests in the indirect subsidiaries and interests formerly held by dmc[2] that are listed in column 5 of Annex 1.3(a). The percentage of the total issued and outstanding equity interests in each such company represented by the equity interests indirectly transferred by the OMG designee is set forth in column 5 of Annex 1.3(a).

(c) Upon the transfers to Ferro listed in columns 3 and 4 of Annex 1.3(a), Ferro hereby transfers or as soon as practicable will transfer to OMG or its designees the shares and assets listed in column 6 of Annex 1.3(a) (the "OMG Businesses and Associated Assets"). Closing documents for the transfers listed in columns 3 and 4 will include interim agreements for the facilities or legal entities that will be split between OMG and Ferro, some of which will continue to be shared following the split. Definitive documentation for the split of each such shared facility or legal entity may include additional agreements for shared services and facilities.

2. *Purchase Price*.

2.1 *Purchase Price*. The unadjusted purchase price for the Ferro Businesses shall be USD 524,493,000 (the *"Purchase Price"*), allocated among the Ferro Businesses as set forth on Annex 2.1 hereto.

2.2 *Price Adjustment*.

(a) There shall be no further adjustments pursuant to Section 2.2(c) and 2.2(d) of the Heads of Agreement and no tracking as contemplated by the last sentence of Section 5.7 of the Heads of Agreement.

(b) Capital gains taxes (except for any capital gains resulting from the transfer of dmc ^{2} L.P. for which OMG will pay any capital gains tax), VAT, transfer taxes and other similar taxes recognized as a result of the transfer of the Ferro Businesses to Ferro shall be borne by Ferro and capital gains taxes, VAT, transfer taxes and other similar taxes recognized as a result of Ferro's transfer to OMG of the businesses listed in Column 6 of Annex 1.3(a) shall be borne equally by Ferro and OMG. OMG agrees to use its reasonable efforts to allocate the portion of the Purchase Price it paid for the Ferro Businesses at the OMG Closing consistent with the allocations reflected on Annex 2.1 to this Agreement (except as noted in the parenthetical above) with the result that Ferro will incur little or no capital gains on the transfer of the Ferro Businesses to Ferro.

(c) Within sixty (60) days after receipt of the August 31, 2001 balance sheet for the Transferred Businesses (the "Adjustment Date"), the Purchase Price shall be adjusted to reflect net working capital changes (inventory plus trade receivables minus trade payables, excluding intercompany receivables and payables) from December 31, 2000 to August 31, 2001, and for net external debt and cash in the Ferro Businesses as of August 31, 2001. Any excess of external debt over cash in the Ferro Businesses shall reduce the Purchase Price, and any excess of cash over external debt in the Ferro Businesses shall increase the Purchase Price. Any amounts due from Ferro or OMG, as the case may be, shall be paid in immediately available funds to accounts identified by the recipient of the funds. Both parties shall have access to the working papers used in preparing the August 31 balance sheet and any disputes shall be worked out by management of Ferro and OMG.

(d) The parties intend that the closing of the transactions contemplated by this Agreement and the adjustments in Section 2.2(c) shall be as of August 31, 2001 (the "Provisional Closing Date"). Ferro shall pay OMG as additional consideration $140,000 for each day between August 31, 2001 and the day Ferro pays the Purchase Price to OMG. If the Closing occurs after September 30, 2001, the Parties may move the Provisional Closing Date to some other mutually agreeable date.

2.3 *Payments*. On the Closing Date, Ferro, on behalf of the Ferro buyers listed on Annex 1.3(a), shall pay to OMG the Purchase Price via wire transfer of immediately available funds to such account or accounts as OMG shall have identified to Ferro at least three days prior to the Closing Date. Upon receipt of the Purchase Price, OMG shall deliver an executed Receipt in the form of Annex 2.3 hereto.

3. *Representations and Warranties*.

3.1 *Representations and Warranties of Both Parties*. Each of OMG and Ferro represents and warrants to the other that the representations and warranties contained in the Heads of Agreement are and will be true, accurate and complete as of the date hereof and as of the Closing Date.

3.2 *Representations and Warranties of OMG*. OMG represents and warrants to Ferro that since the OMG Closing, and except to the extent Ferro has directed the operation of such businesses, OMG has operated the Ferro Businesses in accordance with the provisions of Section 5.7 of the Heads of Agreement and, to its knowledge, existing management at the Ferro Businesses has operated them in accordance with such provisions.

4. *Agreements On Certain Subsidiaries*.

4.1 *dmc^2 Istanbul and dmc^2 Portugesa*. The parties agree that as soon as practicable after the date hereof they will or will cause their subsidiaries to enter into an agency agreement between each of dmc^2 Istanbul Degussa Megal Katalizör, Seramik Boyalari Ticaret Limited Sirketi (*"dmc^2 Istanbul"*) and Degussa Metais e Catalizadores e Cerâmicas Lda. (" *dmc^2 Portugesa*") on one hand, and OMG or its designee, on the other hand, with respect to the OMG Businesses and Associated Assets operated by each of dmc^2 Istanbul and dmc^2 Portugesa, pursuant to which the employees of each company engaged historically in the operation of the OMG Businesses (understood by the parties to number not more than one or several employees in each company) shall remain employed by each company and shall sell products of the OMG Businesses owned by OMG. The parties agree further that title to the Closing Date inventory of the OMG Businesses and Associated Assets conducted by each company shall be transferred to OMG or its designee.

4.2 *dmc^2 China*. The parties shall reach a fair agreement so that the assets of dmc^2 Degussa Metals Catalysts Cerdec China Limited ("dmc^2 China") transferred on the date hereof pursuant to this Agreement to Ferro's designee that are currently stored in the warehouse of dmc^2 China OMG shall remain stored in such warehouse for the period of time that is reasonably necessary for their removal from the warehouse through sale in the ordinary course of business. The Parties also agree to reach an equitable agreement for a sublease of facility space or agency agreement or other arrangement with the Ferro Businesses with respect to certain production or technical service assets that the Parties may agree not to remove from the dmc^2 China premises immediately. Between the date hereof and such transfers, OMG shall cause dmc^2 China to operate all aspects of the Ferro Businesses for the account and benefit of the Ferro Businesses.

4.3 *dmc^2 Taiwan*. As soon as practicable after the date hereof, Ferro shall cause dmc^2 Taiwan to effect the transfer to OMG or its designee all of its right, title and interest in the OMG Businesses and Associated Assets operated or owned by it. On the date hereof the parties believe that such assets include the company's employment relationship with one employee and inventory and stock. In addition, the parties agree that the employee of dmc^2 Taiwan who spends less than half of his time conducting sales for the OMG Businesses would train a designated OMG employee and provide to OMG information about customer contacts. Between the date hereof and such transfer date, Ferro shall cause dmc^2 Taiwan to operate all aspects of the OMG Businesses for the account and benefit of the OMG Businesses and Associated Assets.

4.4 *dmc^2 Italia and Italbras*. The parties agree as follows with respect to the shares of dmc^2 Italia and its wholly-owned subsidiary, Italbras:

(a) OMG agrees to sell to Ferro and Ferro agrees to purchase the shares of dmc^2 Italia, for a purchase price of USD 6,704,000.

(b) Ferro agrees to cause dmc^2 Italia to sell to an OMG designee, and OMG agrees to cause such designee to purchase, the shares of Italbras for the purchase price of USD 5,273,000.

(c) On the Closing Date OMG will transfer the shares of dmc^2 Italia to Ferro, Ferro will cause dmc^2 Italia to transfer the shares of Italbras to OMG, and Ferro will pay to OMG the net amount of USD 1,430,000.

5.   *Covenants by Parties*.

5.1 *Shared Facilities*. Certain aspects of the separation of the Transferred Businesses into the Ferro Businesses and those OMG Businesses and Associated Assets retained by OMG in those sites at which both Ferro and OMG conduct business (listed on Annex 1.3 (a)) will not be complete on the Closing Date. As set forth in Annex 1.3(a), as of and after the Closing Date the Parties and any other joint venture partners may enter into additional agreements for the split of such businesses. Such agreements shall also include, as necessary, definitive agreements for shared environmental, information technology, employee benefits and other services, as well as leases of real property.

5.2 *Good Faith Cooperation*. The parties agree to cooperate with each other in good faith to effect the transfers contemplated herein, agreeing on tax-efficient structures for the transfers and assignments, lodging timely requests and applications with governmental and other bodies for the issuance or transfer of any permits and other authorizations, and entering into any additional contracts necessary to reflect the details and specific agreements contained in the Heads of Agreement or this Agreement as deemed necessary or appropriate by the Parties. The Parties shall observe with respect to all government regulatory authorities the procedures outlined in Section 5.6(c) of the Heads of Agreement for interactions with any Antitrust Authority.

5.3 *Further Assurance*.

(a) After the Closing Date, OMG and Ferro shall from time to time, at the reasonable request of the other, execute and deliver to the other such additional instruments of conveyance or assignment, seek additional permits, authorizations and consents, and take such other appropriate actions, including, without limitation, those actions described more fully on Annex 5.3, so as more effectively to assign, deliver and vest in Ferro or OMG, as the case may be, title to and possession of the portion of the Transferred Businesses intended by the Parties to be owned by OMG or Ferro, and to fully implement this Agreement. The Parties agree that the legal entities, businesses and assets comprising the Ferro Businesses and the OMG Businesses and Associated Assets set forth on Annex 1.3(a) describe the Ferro Businesses and the OMG Businesses and Associated Assets to the best knowledge of the Parties on the date hereof, and agree further to transfer such other legal entities, businesses and assets that may be necessary to transfer completely to the intended Party the portion of the Transferred Businesses intended by the Parties to be owned by OMG or Ferro.

(b) To the extent that OMG or Ferro is unable to convey to the other on the Closing Date legal title to any of the shares, assets and other interests that comprise the Ferro Businesses or the OMG Businesses and Associated Assets, as the case may be, each shall convey to the other on the Closing Date (i) beneficial title to the same and (ii) the economic benefits of such beneficial ownership. If either party is unable to convey the legal title described in the preceding sentence to Ferro or OMG within 12 months of the Closing Date, the other Parties shall, upon the written request of the Party not receiving title, rescind this Purchase and Sale Agreement with respect to such shares, assets or other interests, so that OMG or Ferro, as the case may be, shall return to Ferro or OMG, as the case may be, the Purchase Price for such shares, assets or other interests and the other Party shall return the value of the economic benefits of its beneficial ownership between the Closing Date and the date of the rescission. During any such period of beneficial but not legal ownership of shares, assets or other interests comprising any portion of the Ferro Businesses, OMG shall operate the Ferro Businesses in the ordinary course for the account and benefit of Ferro and Ferro shall do the same with respect to the OMG Businesses and Associated Assets.

(c) The Parties recognize that the allocation of intellectual property assets of the Transferred Businesses (including patents, patent applications, know-how, trade secrets, licenses, and trademarks) between the Ferro Businesses and the OMG Businesses and Associated Assets was effected with limited information being available. The Parties also recognize that additional documents, including assignments, licenses and/or powers of attorney, may be necessary to fully or formally transfer title for the intellectual property assets or to record such title in the U.S. Patent and Trademark Office or foreign offices. Accordingly, in addition to the agreements made in Sections 5.2 and 5.3 herein, the Parties agree that if after the Closing Date it is determined that one or more intellectual property assets of a Party should be held by the other Party in order to effect the allocation of assets contemplated herein and in the Heads of Agreement, the Party holding the asset shall transfer said asset to the other Party in a reasonable prompt and timely manner. Moreover, the Parties agree that they will cooperate with one another to complete transfer of title of the intellectual property assets and to enable a Party to record title for its intellectual property assets in the United States Patent and Trademark Office and corresponding foreign offices, including the signing of assignments, powers of attorneys, licenses, or other documents reasonably necessary to effect transfer and recordation of title.

For intellectual property assets that the Parties determine should be transferred to effect the allocation of assets contemplated herein and in the Heads of Agreement, the Parties further agree that neither Party will use such intellectual property assets or rights therein prior to transfer to interfere with the manufacture, use, sale or distribution of products by the OMG Businesses and Associated Assets or the Ferro Businesses. Moreover, if it is determined that both Parties require rights to an intellectual property asset in order to operate the OMG Businesses and Associated Assets and Ferro Businesses as contemplated herein or in the Heads of Agreement, the Parties will negotiate ownership and license rights to such assets.

5.4 *Third-Party Consents and Approvals*.

(a) In accordance with Section 6.21 of the OMG Purchase Agreement, OMG shall (i) ask dmc[2] and/or Degussa to obtain any necessary third party consents relating to any Contracts, as defined in the OMG Purchase Agreement, of, or used by or for the benefit of, the Ferro Businesses (the "*Ferro Contracts*") and (ii) use its reasonable efforts to cause dmc[2] and/or Degussa to obtain such consents.

(b) If dmc[2] or Degussa is unable to obtain, as described in Section 6.21.2(i) of the OMG Purchase Agreement, any such consent relating to the Ferro Contracts, OMG shall use reasonable efforts to (i) cause dmc[2] or Degussa to act for the account of OMG as therein described and (ii) convey the entirety of such benefit to Ferro.

(c) As described in Section 6.21.2(ii) of the OMG Purchase Agreement, OMG shall (i) request that dmc[2] or Degussa obtain for Ferro all approvals, consents or authorizations, as therein described with respect to the Ferro Contracts, and (ii) shall use its reasonable efforts to ensure that dmc[2] or Degussa obtains such approvals, consents or authorizations.

(d) If the procedures described in 4.4(a)-(c) above do not provide Ferro with the advantages of any specific Ferro Contract and Ferro suffers damages, OMG shall make claim for and pass through to Ferro benefits received pursuant to Section 6.21.3 of the OMG Purchase Agreement.

5.5 *Employees and Employee Benefits*.

(a) *No Hire*. OMG agrees that from the date hereof until the date that is two (2) years after the Closing Date it will not hire any person who on 10 August 2001 was an employee of dmc[2] AG or any of its direct or indirect subsidiaries that the Parties agree will be a part of the Ferro Businesses, except as OMG shall have employed such persons as employees of or relating to the Ferro Businesses when OMG owns the Ferro Businesses during the period between the closing under the OMG Purchase Agreement and the Closing Date. Ferro agrees that from the date hereof until the date that is two (2) years after it has acquired the Ferro Businesses it will not hire any employee of the Transferred Businesses that the Parties agree shall be retained by OMG and except as Ferro may employ persons related to the OMG Businesses and Associated Assets after the Closing Date and prior to transfer of OMG Businesses back to OMG.

(b) *U.S. Employee Benefit Plans*. Except as otherwise indicated below, prior to the Closing Date, OMG shall take, or cause to be taken, the following actions with respect to the employee benefit plans maintained by DMC2 Degussa Metals Catalysts Cerdec Corporation ("DMC2 Corp");

(i) The DMC2 Degussa Metals Catalysts Cerdec Corporation Savings & Investment Plan shall be amended to provide that the liabilities attributable to participants related to the OMG Businesses and Associated Assets shall be spun off as of the Closing Date into a defined contribution plan established and maintained by OMG and the assets attributable thereto shall be transferred to a trust maintained in conjunction with such defined contribution plan as soon as practicable after the Closing Date.

(ii) The DMC2 Degussa Metals Catalysts Cerdec Corporation 401(k) Restoration Plan (the "401(k) Restoration Plan") shall be amended to provide for the transfer of the liabilities attributable to participants related to the OMG Businesses and Associated Assets to a nonqualified top-hat plan maintained by OMG. The rabbi trust maintained in conjunction with the 401(k) Restoration Plan shall be split with any assets attributable to the liabilities being transferred to a rabbi trust maintained by OMG as soon as practicable after the Closing Date.

(iii) The DMC2 Degussa Metals Catalysts Cerdec Corporation Pension Plan shall be amended to provide for (A) the cessation of benefit accruals thereunder as of the Closing Date for any employee of the Ferro Businesses; (B) the closing of coverage thereunder as of the Closing Date with respect to employees of the Ferro Businesses; (C) the spin-off and transfer of the assets and liabilities with respect to participants related to the Ferro Businesses as of the Closing Date into a defined benefit plan or plans maintained and designated by Ferro; and (D) the sponsorship of such plan by OMG as of the Closing Date. Such transfer shall occur as soon as practicable after the Closing Date and shall comply with the provisions of Section 414(l) of the Internal Revenue Code of 1986, as amended (the "Code"), relating to plan transfers within the same controlled group.

(iv) The DMC2 Degussa Metals Catalysts Cerdec Corporation Pension Restoration Plan shall be amended to provide for (A) the cessation of benefit accruals thereunder as of the Closing Date for any participant who is an employee of the Ferro Businesses; (B) the closing of coverage thereunder as of the Closing Date with respect to employees of the Ferro Businesses; (C) the transfer of liabilities as of the Closing Date attributable to such participants to a nonqualified top-hat plan maintained and designated by Ferro; and (D) the sponsorship of the plan by OMG as of the Closing Date. The rabbi trust maintained in conjunction therewith shall be split as soon as practicable after the Closing Date utilizing the rules relating to controlled group plan transfers under Section 414(l) of the Code.

(v) The DMC2 Corp welfare benefit plans shall be amended to provide for coverage of employees of the OMG Businesses and Associated Assets to be transferred to mirror plans established by OMG.

(vi) OMG shall take all necessary actions to cause a "Constructive Termination Event" to occur under each Employment Agreement or Change of Control Agreement (an "Agreement") entered into with certain Executives by DMC2 Corp (an "Executive "). The Parties agree that any amounts payable to an Executive under an Agreement, as supplemented by DMC2 , due to a termination of employment prior to August 10, 2001 shall be paid from the rabbi trust established by DMC2 Corp with Mellon Bank, N.A. on August 8, 2001 (the "Contracts Trust"). The Parties further agree any amounts payable to an Executive under an Agreement due to any termination of employment on or after August 10, 2001 shall be paid from the Contracts Trust. Although the Parties agree to cooperate with each other to minimize any Trust Repayment Amount, except as otherwise agreed by the Parties, in the event that offsets to the Trust Repayment Amount are less than $5,000,000 (A) any amounts that are payable under the Contracts Trust to any Executive who terminates employment with DMC2 on or after August 10, 2001, and who is associated with the OMG Businesses and Associated Assets, and that are not considered offsets to the Trust Repayment Amount shall be paid as part of the Trust Repayment Amount by OMG; (B) any amounts that are payable under the Contracts Trust to any Executive who terminates employment with DMC2 on or after August 10, 2001 and who is associated with the Ferro Businesses, and that are not considered offsets to the Trust Repayment Amount shall be paid as part of the Trust Repayment Amount by Ferro; and (C) any amounts that are payable under the Contracts Trust to any Executive who terminates employment with DMC2 or after August 10, 2001 and who is not associated with the Ferro Businesses or the OMG Businesses and Associated Assets, and that are not considered offsets to the Trust Repayment Amount shall be paid as part of the Trust Repayment Amount equally by Ferro and OMG; provided, however, that any amounts that are payable under the Contracts Trust to an Executive who terminated employment prior to August 10, 2001 and that are not considered offsets to the Trust Repayment Amount shall not be attributable to the Trust Repayment Amount. Any compensation payable to an Executive after the Closing Date, other than compensation payable from the Contracts Trust, shall be made from the OMG Businesses and Associated Assets payroll or the Ferro Business payroll applicable to the Transferred Business or facility to or at which such Executive provides services. After the Closing Date, Ferro shall cause DMC2 Corp to fulfill its obligations under the Agreements and to facilitate payments under the Agreements from the Contracts Trust.

(c) *German Pension Liabilities*. Within 30 days after the Closing Date, Ferro and OMG shall cause their actuaries to determine the present value of the liabilities described in § 8.2 of the Asset Purchase and Transfer Agreement by and between OMG AG & Co. KG and WT Zweiundzwanzigste Verwaltangsgesellschft mbH (to be renamed "Ferro GmbH") ("German Pension Amount"). Such present value shall be determined utilizing actuarial assumptions and interest rates determined by such actuaries to be fair and equitable to the Parties. In the event that Ferro's actuary and OMG's actuary are unable to agree on the actuarial assumptions and interest rates, the Parties shall negotiate in good faith to revolve the dispute. In the event that an agreement with respect to such assumptions and interest rates cannot be reached by the Parties' actuaries, or by the Parties, an impartial third nationally recognized actuarial firm mutually agreeable to the Parties shall be selected and engaged to resolve any disagreement. Such impartial actuary shall be entitled to the privileges and immunities of an arbitrator. The determination of such impartial actuary as to any such disagreement shall be conclusive and binding on the Parties. The Parties shall share equally all costs and fees of such impartial actuary. Within 30 days after the determination of the German Pension Amount, Ferro shall pay such German Pension Amount with interest at the 3 month Euribor rate plus 3 percent from the Closing Date to the date of payment of the German Pension Amount.

5.6 *Suretyship*. OMG and Ferro each guarantees to the other the obligations of any nominee transferring or accepting transfer of the Ferro Businesses hereunder, including any indemnification obligations hereunder.

5.7 *Information Duty*. Each Party shall give the other Party copies of all relevant documents and the opportunity to take part in all significant meetings and negotiations if that Party has a claim that materially affects both OMG and Ferro Businesses or if the claim relates to any of the Ferro Businesses. As between the Parties, any settlement, waiver or acknowledgement agreed on or declared by either Party shall not constitute proof of the factual or legal situation underlying the settlement, waiver or acknowledgement.

5.8 *Third Party Claims*. Following the Closing Date, and upon written request of the other party, Ferro and OMG shall use all reasonable efforts to maintain and enforce any third-party indemnities or obligations available to either Ferro or OMG in respect of the Transferred Businesses, even if the indemnity or obligation being maintained or enforced would benefit only the other Party; provided that if one Party would receive benefit, that Party will bear the cost of pursuing the indemnity or claim.

5.9 *Non Competition*. For a period of five (5) years from the Closing Date, each of OMG and Ferro agrees that it will not, and that it will cause its subsidiaries not to, develop, produce, market or sell (or assist any other person or entity to do so) products or services substantially similar to the products and services sold or provided as of the Closing Date by any of the Transferred Businesses acquired by the other of them for as long as the other holds a particular Transferred Business (a "Competing Business"). Nothing in this Section 4.9 will restrict the Parties from (i) owning, directly or indirectly, up to five percent (5%) of the outstanding shares of a publicly traded company engaged in a Competing Business, or (ii) from acquiring, directly or indirectly, an interest in an entity with a Competing Business if the revenues earned by such entity in the most recent fiscal year from the Competing Business do not exceed twenty-five percent (25%) of the total revenues earned by such entity for such period. The rights granted pursuant to this Section 4.9 shall not be assignable.

5.10 *Degussa License*. OMG hereby grants to Ferro a sublicense to use the " *Degussa License*," as defined in the OMG Purchase Agreement, pursuant to the terms set forth in Section 13.8 thereof.

5.11 *Confidentiality*. Each Party agrees to treat as confidential, except as otherwise required by law, any proprietary information about the Transferred Businesses acquired by the other Party, whether furnished to it by the other Party or by dmc ^{2} AG or Degussa, and whether furnished before or after the date of this Agreement and whether furnished in oral or written form (the *"Information"*). Notwithstanding the foregoing, Information may be disclosed by a Party to its officers, directors, employees, subsidiaries, affiliates and other agents or representatives (*"Affiliates"*) who (i) need to know the Information for the mutual business purposes contemplated in this Agreement or the Heads of Agreement and (ii) are informed of the confidential nature of the Information and agree to keep the Information confidential. The parties agree that the term "Information" does not include information which can be shown to have been (i) previously known on a nonconfidential basis by the disclosing Party, (ii) in the public domain through no fault of the disclosing Party or its Affiliates or (iii) independently developed by or on behalf of such Party without reference to the Information.

5.12 *Agency for Indemnification Purposes*. Pursuant to Section 5.1 of the Heads of Agreement, OMG hereby appoints Ferro as its agent with full authority to pursue enforcement of OMG's rights to indemnification under the OMG Purchase Agreement with respect to the Transferred Businesses.

5.13 *Insurance Coverage*.

   (a) OMG agrees to promptly make all claims on behalf of Ferro and take all actions required to pass through to Ferro the rights and obligations of Section 6.8 of the Restated OMG Purchase Agreement.

   (b) Ferro agrees to reimburse OMG for the costs of insurance policies paid for by OMG that cover the Ferro Businesses from the date hereof until the termination of such coverage. OMG agrees to continue any such coverage until the earliest of December 31, 2001 or the replacement of such coverage by Ferro policies.

6.   *Conditions to Obligations of Parties*. The obligations of OMG to consummate the transfer of the Ferro Businesses are subject to the satisfaction on or prior to the Closing Date of the conditions set forth in Section 5.1 hereof. The obligations of Ferro to consummate the transfer of the Ferro Businesses are subject to the satisfaction on or prior to the Closing Date of the conditions set forth in Section 5.2 hereof.

6.1 *OMG Closing Conditions*. The obligations of OMG to consummate the transfer of the Ferro Businesses are subject to the satisfaction on or prior to the Closing Date of the following conditions:

   (a) *Threatened or Pending Proceedings*. No proceedings shall have been threatened in writing or initiated (and not dismissed) by any governmental authority seeking to enjoin or otherwise to restrain the consummation of the transactions contemplated hereby in any material respect.

   (b) *Certificates*. Ferro shall have delivered to OMG an incumbency certificate for Ferro Corporation and a certificate stating that all covenants of Ferro hereunder have been performed or complied with and that the representations and warranties of Ferro contained in this Agreement are true and correct.

6.2 *Ferro Closing Conditions*. The obligations of Ferro to consummate the transfer of the Ferro Businesses are subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a) *Representations and Warranties True on Closing Date*. The representations and warranties of OMG made in Section 3 of this Agreement shall be true in all material respects as of the Closing Date as though such representations and warranties were made as of the Closing Date.

(b) *Threatened or Pending Proceedings*. No proceedings shall have been threatened in writing or initiated (and not dismissed) by any governmental authority seeking to enjoin or otherwise to restrain the consummation of the transactions contemplated hereby in any material respect.

(c) *Certificates*. OMG shall have delivered to Ferro good standing, tax and other customary certificates or similar documents acceptable to Ferro and its counsel and available under the jurisdictions of the respective entities comprising the Ferro Businesses. OMG shall also execute and deliver to Ferro an incumbency certificate for OM Group, Inc. and a certificate stating that all covenants of OMG hereunder have been performed or complied with and that the representations and warranties of OMG contained in this Agreement are true and correct.

7.   *Notices*. Notices hereunder shall be provided in the manner described in the Heads of Agreement.

8.   *Governing Law and Resolution of Disputes*.

8.1 *Governing Law*. The validity, interpretation, and performance of this Agreement will be determined in accordance with the laws of the State of Ohio.

8.2 *Resolution of Disputes*.

(a) Any dispute arising out of or relating in any way to this Agreement or the Agreements contemplated hereunder, or any agreement contemplated hereunder, or the breach, termination or validity thereof, involving a claim in excess of $10 million ("*Dispute*"), shall be resolved in accordance with the procedures specified in this Section 8.2, which shall be the sole and exclusive procedures for the resolution of any such Dispute.

(b) The Parties shall attempt in good faith to resolve any such Dispute promptly by negotiation between executives who have authority to settle the Dispute. Negotiations shall be commenced by a Party sending, by certified mail, to the other Party, written notice requesting negotiation.

(c) If any Dispute remains unresolved 6 months from the date of the first written notice concerning negotiation of the Dispute, the Parties may proceed to arbitration, which shall be commenced by a Party's sending, by certified mail, to the other party a written notice of a demand for arbitration specifying the claim(s) to be arbitrated. In any event, the Ohio statute of limitations applicable to the commencement of a lawsuit on the claim subject to arbitration shall apply to the commencement of arbitration hereunder.

(d) The arbitration shall be conducted in accordance with the then current CPR Institute for Dispute Resolution (*"CPR"*) Rules for Non-Administered Arbitration by a single arbitrator. The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. §§ 1-16, to the exclusion of state laws inconsistent therewith, and judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof. As to any Dispute or controversy which under the terms hereof is made subject to arbitration, no suit at law or in equity based on such dispute or controversy shall be instituted by either party hereto, other than a suit to confirm, enforce, vacate, modify or correct the award of the arbitrator as provided by law.

(e) The place of arbitration shall be Cleveland, Ohio. If the Parties cannot agree to a single arbitrator, each party shall select a neutral from CPR's panel of neutrals and the two neutrals shall select the arbitrator. The Parties agree to pre-arbitration discovery at the discretion of the arbitrator. The arbitrator is empowered to resolve any and all discovery disputes. The arbitrator shall have the authority to award compensatory damages and to provide for the division of the arbitrator's fees between the Parties. The arbitrator is not empowered to award punitive or exemplary damages and each Party hereby waives any right to recover such damages. Each Party shall bear the costs of attorneys, expert witnesses and/or other expenses incurred by that Party, and the arbitrator shall have no authority to allocate or apportion such costs. Any monetary award by the arbitrator shall include interest at the rate of ten percent (10%) per annum, which interest shall accrue from and after the date of the demand for arbitration and shall continue to accrue until the date upon which the award is paid.

(f) The arbitrator shall have no authority to alter, amend or modify any of the terms and conditions of this Agreement, and further, the arbitrator may not enter any award that alters, amends or modifies the terms or conditions of this Agreement in any form or manner.

9. *Counterparts*. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute but one and the same instrument.

10. *Headings*. The headings, subheadings, and captions in this Agreement and in any exhibit hereto are for reference purposes only and are not intended to affect the meaning or interpretation of this Agreement.

11.   *Exhibits and Annexes*. The exhibits and annexes attached hereto and the other documents delivered pursuant hereto are hereby made a part of this Agreement as if set forth in full herein.

12.   *Entire Agreement*. Except as otherwise provided herein, the OMG Purchase Agreement or in the Heads of Agreement, this Agreement and local transfer agreements and other agreements contemplated herein (*"Transfer Instruments"*) contain the entire agreement between the parties hereto with respect to its subject matter and supersedes all negotiations, prior discussions, agreements, arrangements, and understandings, written or oral, relating to the subject matter of this Agreement.

13.   *Supremacy of Agreement*. Ferro and OMG each agree that each of the Transfer Instruments is made pursuant to, and subject to the limitations contained in, this Agreement, the OMG Purchase Agreement and the Heads of Agreement. In the event of a conflict between the terms of any Transfer Instrument and the terms of this Agreement, the terms of this Agreement shall govern, supersede and prevail.

14.   *Successors and Assigns*. This Agreement will be binding upon OMG and Ferro and their respective successors and assigns. Notwithstanding the immediately preceding sentence, each party may assign its rights and delegate its duties under this Agreement to any of its subsidiaries or affiliated companies.

15.   *Severability*. If any provision of this Agreement is held to be unenforceable, invalid, or void to any extent for any reason, that provision shall remain in force and effect to the maximum extent allowable, if any, and the enforceability and validity of the remaining provisions of this Agreement shall not be affected thereby.

16.   *No Third Party Beneficiaries*. None of the parties hereto intends that any person not a party hereto shall be a third-party beneficiary of any provision of this Agreement and nothing contained herein shall be construed or deemed to confer any benefit or right upon any third party.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed and delivered as of the day and year first above written.

OM GROUP, INC.   FERRO CORPORATION

By: /s/ James M. Materna   By: /s/ Bret W. Wise

       Name: James M. Materna   Name: Bret W. Wise
       Title: Chief Financial Officer   Title: Senior Vice President & Chief Financial Officer

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